UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Spark Therapeutics, Inc.

(Name of Issuer)

Common Stock. $0.001 par value

(Title of Class of Securities)

84652J 103

(CUSIP Number)

Jeffrey D. Kahn, Esq.

Executive Vice President and General Counsel

The Children’s Hospital of Philadelphia Foundation
3401 Civic Center Boulevard, Philadelphia, PA 19104

(267) 426-6148

Copies to:

Keith E. Gottfried, Esq.

Sean M. Donahue, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004-2541

(202) 739-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). The Children’s Hospital of Philadelphia Foundation EIN 23-2237932

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,954,957 shares

	8	Shared Voting Power 27,902 shares

	9	Sole Dispositive Power 3,954,957 shares

	10	Shared Dispositive Power 27,902 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,982,859 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.7%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 84652J 103	13D/A

Schedule 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements: the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2015; Amendment No. 1 thereto, filed with the SEC on December 22, 2015; Amendment No. 2 thereto, filed with the SEC on January 7, 2016; Amendment No. 3 thereto, filed with the SEC on July 5, 2016; Amendment No. 4 thereto, filed with the SEC on August 31, 2016, and Amendment No. 5 thereto, filed with the SEC on June 1, 2017 (collectively the “Schedule 13D”) by, among others, The Children’s Hospital of Philadelphia Foundation.

Items 2, 3, 4, and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This statement is being filed by The Children’s Hospital of Philadelphia Foundation (the “Reporting Person”).

(b)           The address of the principal business office of the Reporting Person is The Children’s Hospital of Philadelphia Foundation, c/o The Children’s Hospital of Philadelphia, 3401 Civic Center Boulevard, Philadelphia, PA 19104.

(c)           The principal business of the Reporting Person is to manage the endowment and raise charitable contributions to support the tax-exempt activities of The Children’s Hospital of Philadelphia (“CHOP”). Founded in 1855, CHOP is the first hospital in the United States devoted exclusively to the care of children.

(d)           During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a nonprofit corporation organized under the laws of the Commonwealth of Pennsylvania.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A. Lorris Betz, M.D., Ph.D., who serves on the Board of Trustees of the Reporting Person and CHOP, exercised his stock options to purchase an aggregate of 26,250 shares of the

CUSIP No. 84652J 103	13D/A

Issuer’s Common Stock on September 27, 2017. Dr. Betz held these stock options for the benefit of the Reporting Person, and transferred the shares of Common Stock to the Reporting Person upon exercise of the stock options.

As of the date of this Amendment, the Reporting Person beneficially owns a total of 3,982,859 shares of the Issuer’s Common Stock, representing 10.7% of the Issuer’s outstanding Common Stock.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Up until June 2017, the Reporting Person had a representative on the Issuer’s Board of Directors. That is not currently the case. Accordingly, as the beneficial holder of 10.7% of the Issuer’s outstanding Common Stock and one of the Issuer’s largest stockholders, the Reporting Person has engaged in, and expects to continue to engage in, a constructive dialogue with the Issuer in an effort to be permitted to designate, or have input into the selection of, at least one member of the Issuer’s Board of Directors.

In its ongoing dialogue with the Issuer, the Reporting Person also plans to express its concerns with the Issuer’s corporate governance practices. The corporate governance practices of the Issuer concerning to the Reporting Person include, among others, the Issuer’s staggered Board of Directors and supermajority voting requirements. The Reporting Person notes that it has been almost a year since Institutional Shareholder Services Inc. (“ISS”), the leading independent proxy voting advisory firm to institutional investors, mutual funds, pension funds and other fiduciaries, issued its voting recommendation report dated May 18, 2017 which noted that the Issuer had not taken steps to improve its corporate governance practices since the Issuer’s initial public offering in February 2015 and recommended a withhold vote with respect to the three directors standing for election to the Issuer’s Board of Directors at the Issuer’s 2017 Annual Meeting of Stockholders.  In its report, ISS explained that its withhold recommendation was warranted given the failure of the Issuer’s Board of Directors to remove, or subject to a sunset requirement, the supermajority vote requirement to enact certain changes to the Issuer’s governing documents and the classified board, each of which, ISS noted, adversely impact shareholder rights.

While the Reporting Person has not yet decided how it will vote its shares at the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), the Reporting Person intends to take into consideration, among other factors, the recommendations of ISS and other proxy advisory firms with respect to the proposal for the election of the members of the Issuer’s Board of Directors standing for election at the 2018 Annual Meeting as well any other proposals that the Issuer asks the stockholders to vote on at the 2018 Annual Meeting.

CUSIP No. 84652J 103	13D/A

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of the date of this Amendment, the Reporting Person is the beneficial owner of 3,982,859 shares of Common Stock of the Issuer, representing 10.7% of the Issuer’s Common Stock outstanding, consisting of 3,954,957 shares of Common Stock and 27,902 shares of Common Stock purchasable upon the exercise of a stock option held by Steven M. Altschuler, M.D., the former Chief Executive Officer of CHOP and the current Chairman of the Issuer’s Board. Dr. Altschuler holds these stock options for the benefit of the Reporting Person.  Moreover, with respect to Dr. Altschuler, this Amendment reflects only securities that are immediately exercisable or exercisable within 60 days of the filing of this Amendment.  Dr. Altschuler owns options exercisable for 9,301 shares of the Issuer’s Common Stock, and A. Lorris Betz, M.D., Ph.D., who serves on the Board of Trustees of the Reporting Person and CHOP, owns options and restricted stock units held for the benefit of the Reporting Person that represent rights to an aggregate of 12,250 shares of the Issuer’s Common Stock, but such securities are not immediately exercisable, or vested, nor are they exercisable, or will not vest, within 60 days of the filing of this Amendment, and therefore are not reported herein.

The Reporting Person’s Board of Trustees, or a committee designated by the Board of Trustees, has voting and investment power over the shares of Common Stock held by the Reporting Person, and makes decisions by majority vote. No member of the Board of Trustees or investment committee may act individually to vote or sell shares of Common Stock held by the Reporting Person, nor does any such member have a veto right concerning the vote or sale of any such common stock.  Accordingly, no individual board or committee member is deemed to beneficially own, within the meaning of Rule 13d-3, any shares of Common Stock held by the Reporting Person solely by virtue of the fact that he or she is a member of the board or the investment committee.

(b)           The number of shares as to which the Reporting Person has:

Sole power to vote or direct vote: 3,954,957

Shared power to vote or direct vote: 27,902

Sole power to dispose or direct the disposition: 3,954,957

Shared power to dispose or direct the disposition: 27,902

(c)           The transactions effected by the Reporting Person in the Common Stock since June 1, 2017, which is the date of the most recent amendment to the Schedule 13D, are included below. These transactions were previously publicly reported on Form 4 filings made with the SEC pursuant to Section 16 of the Exchange Act.

Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per share
The Children’s Hospital of Philadelphia Foundation	September 21, 2017	(1,000,000)	$84.63
The Children’s Hospital of Philadelphia Foundation	September 27, 2017	20,250	$23.00
The Children’s Hospital of Philadelphia Foundation	September 27, 2017	6,000	$56.22

CUSIP No. 84652J 103	13D/A

The shares indicated as having been sold were sold by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The shares indicated as being purchased were acquired upon the exercise of outstanding stock options held for the benefit of the Reporting Person.

The Reporting Person sold 1,000,000 shares of the Issuer’s Common Stock to a market maker in accordance with Rule 144 under the Securities Act, on September 21, 2017.

Dr. Betz, who serves on the Reporting Person’s and CHOP’s Board of Trustees, exercised his stock options to purchase an aggregate of 26,250 shares of the Issuer’s Common Stock on September 27, 2017. Dr. Betz held these stock options for the benefit of the Reporting Person, and transferred the shares of Common Stock to the Reporting Person upon exercise of the stock options.

The percentage of outstanding Common Stock of the Issuer that has been reported as being beneficially owned by the Reporting Person in this Amendment was calculated based on 37,217,493 shares of Common Stock reported to be outstanding as of February 22, 2018, on the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2018.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, equity securities of the Issuer beneficially owned by the Reporting Person.

(e)           Not applicable.

CUSIP No. 84652J 103	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018

THE CHILDREN’S HOSPITAL OF PHILADELPHIA FOUNDATION

By:	/S/ JEFFREY D. KAHN
Jeffrey D. Kahn
Executive Vice President and General Counsel